Exhibit 99.1

Dr. Reddy’s Laboratories announces the launch of

Nystatin and Triamcinolone Acetonide Cream, USP in the U.S. Market

Hyderabad, India, 05 December 2016	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. 05 December 2016 – Dr. Reddy’s Laboratories Ltd (BSE: 500124, NSE: DRREDDY, NYSE: RDY) announced today that it has launched Nystatin and Triamcinolone Acetonide Cream, USP, in the United States market, approved by the U.S. Food & Drug Administration (USFDA). Nystatin and Triamcinolone Acetonide Cream, USP is the generic equivanent of Nystatin and Triamcinolone Acetonide Cream, USP 100,000 units/g- 0.1% manufactured by Taro Pharmacueticals USA Inc.

The generic had U.S. sales of approximately $119 million MAT for the most recent twelve months ended in October 2016 according to IMS Health*.

Dr. Reddy’s Nystatin and Triamcinolone Acetonide Cream, USP is available in tube sizes of 15g, 30g and 60g.

* IMS National Sales Perspective: Retail and Non-Retail MAT October 2016

RDY-1116-142

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses – Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.